

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Mr. Jack E. Byrd, Jr.
President
Minden Bancorp, Inc.
100 MBL Bank Drive
Minden, Louisiana 71055

Re: **Minden Bancorp, Inc.**
    Registration Statement on Form S-1
    Filed September 17, 2010
    File number 333-169458

Dear Mr. Byrd:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Prospectus Cover Page</u>

1. After the first reference to the registrant's full name, please use "new Minden Bancorp," which you seem to do consistently after the risk factor section. Please use Minden Bancorp consistently for the current mid-tier company.

2. Please revise the first paragraph to more simply explain that new Minden Bancorp is offering these shares, without reference to Minden Bancorp. Consider addressing the exchange later on the cover, in abbreviated fashion, since this is not the cover for the exchange prospectus.

Minden Bancorp, Inc. (New), page 1

3. Please clarify here and at other similar references that the exchange ratios are 1.38 and 1.87 shares of new Minden Bancorp stock for each share of Minden Bancorp stock.

4. In the third sentence it appears that you should be referring to new Minden Bancorp. Please revise or advise.

How We Determined the Offering Range..., page 6

5. Please explain that RP Financial has estimated the market value of the offering to be $13 million, and that under OTS regulations, the minimum of the offering range is 15% below the estimated market value and the maximum is 15% above the estimated market value. Note also on page 115.

6. Please consider moving the table on page 7 and page 9 to the body of the text. This is not the type of information normally included in a summary. Include descriptive cross-references at this heading.

7. Prominently disclose at this heading that as of August 26, six of the nine referenced offerings were trading at less than the initial offering price.

The Exchange of Minden Bancorp Common Stock, page 4

8. In the table, please include a column that displays the equivalent pro forma book value per exchanged share.

9. Please delete the column showing the value of received stock based on the $10 offering price since purchasers may conclude that this has some bearing on trading value after the offering.

Conditions to Completion of the Conversion, page 6

10. The last sentence is confusing; please delete it.

Benefits to Management..., page 13

11. The benefits described do not seem to warrant the lengthy summary discussion currently provided. Please limit this text to an overall summary of the situation and reference the reader to more complete disclosure in the body of the text.

Market for the common stock, page 31

12. Please clarify that the market price of shares issued in this offering will be different than prior shares of Minden Bancorp. At "Market for the Common Stock," on page 31, please note in the first paragraph that the shares of common stock of Minden Bancorp and new Minden Bancorp represent difference economic interests, will reflect different financial results, and therefore it is expected that the market price of the two securities will be different.

Regulatory Capital Requirements, page 32

13. Please provide a note to the tabular presentation to indicate the computation of GAAP Capital.

14. Please expand note 1 to the tabular presentation to indicate the amount of adjusted total assets and the amount of risk-weighted assets.

Pro Forma Data, pages 34-38

15. We note that you state that no withdrawals were made from MBL Bank's deposit accounts for the purchase of shares in the offering. Please revise the disclosure to state that since funds on deposit at MBL may be withdrawn to purchase shares of common stock, those funds will not result in the receipt of new funds for investment. Therefore, the pro forma tables do not reflect withdrawals from deposit accounts.

16. Please revise the amount of pro forma net income per share for the year ended December 31, 2009 to reflect the related component amounts for all offering levels.

17. Please expand note 2 to the tabular presentation to state that shares granted under the recognition and retention plan are expected to vest over a 5 year period.

18. Please expand note 4 to the tabular presentation to provide the calculation of estimated pro forma state shares and franchise tax for all offering levels.

19. Please expand note 5 to the tabular presentation to provide the calculation of pro forma stock option expense for all offering levels.

Alternate Prospectus Materials

20. Please reflect the prior comments, as warranted, in the alternate prospectus materials.

Questions and Answers, page 2

21. In light of your plans to contribute only half the proceeds of the capital raise to the bank, please revise the reasons for the conversion on page 2 to reflect more accurately the reasons for the transaction.

Exhibit 8.1

22. Please note that you will need to file an opinion, rather than a form of opinion, prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at 202-551-3695 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me, Mark Webb at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

By FAX to: Philip R. Bevan
        FAX 202-347-2172